Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE ANNOUNCES THREE ACQUISITIONS IN THE UNITED STATES

February 6, 2019, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that it has agreed to acquire two properties and has acquired a third property in the United States collectively comprising approximately 1.7 million square feet (“SF”) at a purchase price of USD 173.3 million, representing a current in-going yield of approximately 6.0% (the “Acquisitions”). The properties are located in key logistics markets and are 100% leased to creditworthy tenants with a weighted average lease term of 7.7 years.

Louisville Acquisition

Granite acquired 120 Velocity Way, a 721,050 SF, 36-foot clear height e-commerce fulfillment centre situated on 41.6 acres of land in Shepherdsville, Kentucky. The state-of-the-art facility was completed in 2018 and is 100% leased to Jet.com, a Walmart e-commerce subsidiary, for a remaining lease term of 4.8 years. This acquisition closed on December 3, 2018.

The property is well located within the Bullitt County submarket of Louisville, providing access to approximately 65% of the US population within a day’s drive. The property offers exceptional access to Interstate 65 and proximity to the Louisville International Airport and Worldport, UPS’ largest worldwide air hub.

120 Velocity Way 120 Velocity Way – aerial overview

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Dallas Acquisitions

201 Sunridge Boulevard

Granite has agreed to acquire 201 Sunridge Blvd., an 822,550 SF, 30-foot clear height distribution centre situated on 53.4 acres of land in Wilmer, Texas. Constructed in 2008, the property is 100% leased to a subsidiary of Unilever for a remaining lease term of 9.5 years. The acquisition is subject to customary closing conditions and is expected to close in the first quarter of 2019.

The property is located within the southeast Dallas-Fort Worth industrial market, less than 15 miles from downtown Dallas and approximately three miles from the Union Pacific Dallas Intermodal Terminal. The excess land on the property can support a building expansion of up to 250,000 SF, providing attractive site flexibility and the potential for additional income in the future.

201 Sunridge Boulevard

3501 North Lancaster Hutchins Road

Granite has also agreed to acquire 3501 North Lancaster Hutchins Road, a 174.6 acre site, containing three buildings totalling 196,366 SF, in Hutchins, Texas. The property is 100% leased to a leading wholesale automotive auction company, for a remaining lease term of 10.4 years. The acquisition is subject to customary closing conditions and expected to close in the first quarter of 2019.

The property is also located within the southeast Dallas-Fort Worth industrial market, less than 15 miles from downtown Dallas and approximately two miles from the Union Pacific Dallas Intermodal Terminal. The gross leaseable area of the existing buildings represents a site coverage ratio of only 2.6%, providing significant potential for future development.

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amazon
UNT DALLAS
FedEx
20
Conn's
GP
Olam
niagara
unfi
MARS
NFI
L'ORÉAL
American Standard
amazon
DISCOUNT
TIRE
QUAKER
SW
2
Cedar Valley College
Biagi
UNION PACIFIC
MEDLINE
ACE
Hardware
LANCASTER
SPROUTS
45
1
port-a-cool
Whirlpool
P&G

1.	201 Sunridge Boulevard
2.	3501 North Lancaster Hutchins Road

Granite funded the Louisville acquisition and expects to fund the Dallas acquisitions with existing cash on hand.

Kevan Gorrie, Granite’s President and CEO, commented that “These acquisitions further our strategy of acquiring and developing an institutional quality portfolio in key e-commerce and distribution markets in North America and Europe. The assets are well located in two of our U.S. target markets and provide a strong combination of stable and growing cash flow and significant potential for future development. Furthermore, following our recently announced term loan financings totalling approximately CAD 550 million at a fixed interest rate of 1.76% for a weighted average term of 5.6 years, we expect these acquisitions to be highly accretive to FFO and AFFO per unit. The financings also provide further liquidity for future investment.”

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns over 85 rental income properties representing approximately 33 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed

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at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the intention of Granite and the vendors to complete the Dallas acquisitions on the terms and conditions described herein, the date on which closing of the Dallas acquisitions is expected to occur, Granite’s intended source of funds for the Dallas acquisitions, Granite’s intention or ability to build additional buildings or expansions at the acquired sites, the expected impact of the Acquisitions on Granite’s funds from operations and adjusted funds from operations per unit, Granite’s ability to make future investments, and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of the closing of the Dallas acquisitions on the terms described herein, the date on which closing is expected to occur, Granite’s intended source of funds for the Dallas acquisitions, Granite’s intention or ability to build additional buildings or expansions at the acquired sites, the expected impact of the Acquisitions on Granite’s funds from operations and adjusted funds from operations per unit, Granite’s ability to make future investments, or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such impact of the Acquisitions or other events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 1, 2018 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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